

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 17, 2017

William H. Gray
Chief Executive Officer
Wytec International, Inc.
19206 Huebner Road, Suite 202
San Antonio, TX 78258

> **Re: Wytec International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 7, 2017**
> **File No. 333-215496**

Dear Mr. Gray:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments.

Exhibits

Opinion of Richardson & Associates as to the legality of the securities being registered

1. We note the revisions to counsel's legal opinion. Please have counsel appropriately opine on the legality of the warrants being registered. As the warrants are contractual obligations issued pursuant to an agreement, counsel must opine that the warrants are binding obligations of the company under the law of the jurisdiction governing the warrants. Please review Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

<u>Financial Statements</u>

<u>Age of Financial Statements</u>

2.   Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Mark J. Richardson, Esq.
        Richardson & Associates